For the annual period ended February 28, 2006
File number 811-09805
Strategic Partners Mid-Cap Value Fund
  a series of Strategic Partners Opportunity Funds




SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders


A Special Meeting of Shareholders of Strategic Partners Mid-Cap Value Fund, a series of Strategic Partners Opportunity Funds, was held on September 21, 2005. At the meeting, the shareholders of the Fund approved the following proposal.

1. To approve a Plan of Reorganization whereby all of the assets and liabilities of Strategic Partners Mid-Cap Value Fund will be transferred to, and assumed by, Strategic Partners Mid Cap Fund (formerly, Strategic Partners Relative Value Fund), in exchange for shares of Strategic Partners Relative Value Fund and the cancellation of all of the shares of Strategic Partners Mid-Cap Value Fund.


Votes For		    	    Votes Against	    Abstain

	4,902,383			    118,581		    252,850